UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Argentina Announces its Participation as Shareholder in the Vaca Muerta Sur Project.

Mexico City, December 16, 2024 - Vista Energy, S.A.B. de C.V. (“Vista”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) announced today the participation of its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”) in the Vaca Muerta Sur Project, to be developed jointly with YPF S.A., Pampa Energía S.A. and Pan American Sur S.A. (collectively, the “Shareholders”) through a newly created company called VMOS S.A. (“VMOS”).

In this regard, we hereby inform that the Board of Directors of VMOS, at its meeting held on December 13, 2024, unanimously approved the construction of the Vaca Muerta Sur crude oil export pipeline (the “Project”). It is expected that the Project will have an extension of 437 kilometers, with a loading and unloading terminal with interconnected monobuoys, and a tank and storage yard.

We expect that the Project will allow for the transportation of up to 550,000 barrels of crude oil per day (“bbl/d”) at commercial operation, which can be increased to 700,000 bbl/d, if required (the “Project Expansion”). According to the Project’s construction schedule, commercial operations are expected to commence during the second half of 2027. The Shareholders have committed approximately 275,000 bbl/d of capacity and VMOS has granted options to Chevron Argentina S.R.L., Pluspetrol S.A. and Shell Argentina S.A., among others, which may commit an approximate volume of at least 230,000 additional bbl/d of firm transportation.

We estimate that the Project will require an investment of approximately U.S.$3,000 million, which will be funded by shareholder contributions and third-party financing expected to be received by VMOS in 2025.

Vista Argentina acquired a minority interest in VMOS and a firm transportation, storage and dispatch capacity of 50,000 bbl/d in the Project, with the possibility of being increased in the event of a Project Expansion.

VMOS intends to develop the Project under the “Incentive Framework for Large Investments” (Régimen de Incentivos para Grandes Inversiones, “RIGI”), pursuant to Law 27,742, Regulatory Decree No. 794/2024 and other Argentine regulations that may amend and/or supplement them, in order to be considered as a long-term strategic export project (proyecto estratégico de exportaciones a largo plazo), and for which VMOS has applied for membership in the RIGI on November 15, 2024.

In addition, on December 13, 2024, Vista Argentina entered into a firm crude oil transportation agreement with VMOS, pursuant to Argentine Decree No. 115/2019, to guarantee the terms and conditions under which it will use crude oil transportation, storage and dispatch services.

Forward Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista or any of its subsidiaries that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Enquiries:

Investor Relations

ir@vistaenergy.com

Mexico: +52 55 8647 0128

Argentina: +54 11 3754 8500

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2024

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer